Exhibit 99.10

BSR REAL ESTATE INVESTMENT TRUST

Management’s Discussion and Analysis of Financial Condition and Results of Operations

for the three months ended March 31, 2026

Amounts in thousands of U.S. dollars (except for unit amounts, per unit amounts and as otherwise noted)

TABLE OF CONTENTS

Important Disclosures

Presentation	2

Forward-Looking Statements	2

Accounting Policies	3

Non-GAAP Measures	3

Business Overview	6

Industry Outlook	9

Results of Operations	10

2026 Earnings and Same Community Portfolio Guidance	13

Selected Quarterly Financial Information	14

Review of Selected Operating Information	15

Reconciliation of Non-GAAP Measures	20

Liquidity and Capital Resources	21

Contractual Commitments	23

Unitholders Equity and Distributions	24

Investment Property Portfolio	25

Cash Flows	26

Units Outstanding	26

Transactions with Related Parties	27

Critical Accounting Estimates and Assumptions	27

Amendments to IFRS Accounting Standards	28

Disclosure Controls and Internal Controls Over Financial Reporting	29

Financial Risk Management	29

Risk Factors	30

1

BSR REAL ESTATE INVESTMENT TRUST

Management’s Discussion and Analysis of Financial Condition and Results of Operations

for the three months ended March 31, 2026

Amounts in thousands of U.S. dollars (except for unit amounts, per unit amounts and as otherwise noted)

IMPORTANT DISCLOSURES

Presentation

This Management’s Discussion and Analysis (“MD&A”) of BSR Real Estate Investment Trust (the “REIT”, “BSR”, “we” and “our”) is prepared as of May 13, 2026, and outlines the REIT’s operating strategies, risk profile considerations, business outlook and analysis of its results of operations and financial condition for the three months ended March 31, 2026.

The REIT is an unincorporated, open-ended real estate investment trust established pursuant to a third amended and restated declaration of trust dated May 11, 2022 under, and governed by, the laws of the Province of Ontario (the “Declaration of Trust”). The principal business of the REIT is to acquire and operate multi-family residential rental properties across the United States. The operations of the REIT commenced on May 18, 2018 when it completed an initial public offering (“IPO”) and indirectly acquired an interest in BSR Trust, LLC (“BSR Trust”). As of March 31, 2026, the REIT owned 26 multifamily garden-style residential properties consisting of 7,170 apartment units.

This MD&A should be read in conjunction with the REIT’s condensed consolidated interim financial statements and accompanying notes for the three months ended March 31, 2026, prepared in accordance with the accounting standards issued by the International Accounting Standards Board (“IFRS Accounting Standards” or “GAAP”), and the REIT’s consolidated financial statements and accompanying notes and the REIT’s MD&A for the year ended December 31, 2025.

All amounts are stated in thousands of U.S. dollars, unless otherwise noted. This MD&A has been prepared based on information available to management as of May 13, 2026. Additional information about the REIT, including the REIT’s current Annual Information Form in respect of the year ended December 31, 2025 (the “AIF”), can be found on SEDAR+ at www.sedarplus.ca or on the REIT’s website at www.bsrreit.com.

The registered office of the REIT is at 333 Bay Street, Suite 3400, Toronto, Ontario. The REIT’s trust units (“Units”) trade on the Toronto Stock Exchange (the “TSX”) in U.S. dollars under the symbol “HOM.U” and in Canadian dollars under the symbol “HOM.UN”.

Forward-Looking Statements

This MD&A of the REIT contains “forward-looking information” as defined under Canadian securities laws (collectively, “forward-looking statements”). This document should be read in conjunction with material contained in the REIT’s current consolidated financial statements along with the REIT’s other publicly filed documents. Forward-looking statements appear in this MD&A and include, but are not limited to, statements which reflect management’s expectations regarding objectives, plans, goals, strategies, future growth, results of operations, performance, business prospects, opportunities for the REIT (including exit or sale plans, acquisitions, portfolio expansion, capital recycling, capital redevelopment, property stabilizations and rental rate increases), macroeconomic and industry trends (including those relating to job growth, population growth, vacancy and home ownership rates) as well as any other forward-looking statements made within this MD&A. The words “plans”, “expects”, “does not expect”, “goals”, “seek”, “strategy”, “future”, “estimates”, “intends”, “anticipates”, “does not anticipate”, “projected”, “believes” or variations of such words and phrases or statements to the effect that certain actions, events or results “may”, “will”, “could”, “would”, “should”, “might”, “likely”, “occur”, “be achieved” or “continue” and similar expressions identify forward-looking statements. In addition, any statements that refer to expectations, intentions, projections or other characterizations of future events or circumstances contain forward-looking statements. Statements containing forward-looking information are not historical facts but instead represent management’s expectations, estimates and projections regarding future events or circumstances.

Such forward-looking statements are qualified in their entirety by the inherent risks, uncertainties and changes in circumstances surrounding future expectations which are difficult to predict and many of which are beyond the control of the REIT.

Forward-looking statements are necessarily based on estimates and assumptions that, while considered reasonable by management of the REIT as of the date of this MD&A, are inherently subject to significant business, economic and competitive uncertainties and contingencies. The REIT’s estimates, beliefs and assumptions, which may prove to be incorrect, include the various assumptions set forth herein, including, but not limited to, assumptions relating to the REIT’s future growth potential, results of operations, demographic and industry trends, no changes in legislative or regulatory matters, the tax laws as currently in effect, stability of the general economy over the intermediate term, lease renewals and rental increases, resident leasing patterns including the ability to re-lease or find new tenants, the timing and the ability of the REIT to sell and acquire certain properties, project costs and timing, a continuing trend toward land use intensification at reasonable costs and development yields, including residential development in urban markets, access to equity and debt capital markets to fund, at acceptable costs, future capital requirements and to refinance debts as they mature, the availability of investment opportunities for growth in the REIT’s target markets, the valuations to be realized on property sales relative to current IFRS Accounting Standards carrying values, the market price of the Units, and the anticipated benefits of recent property acquisitions and dispositions.

2

BSR REAL ESTATE INVESTMENT TRUST

Management’s Discussion and Analysis of Financial Condition and Results of Operations

for the three months ended March 31, 2026

Amounts in thousands of U.S. dollars (except for unit amounts, per unit amounts and as otherwise noted)

When relying on forward-looking statements to make decisions, the REIT cautions readers not to place undue reliance on these statements, as forward-looking statements involve significant risks and uncertainties. Forward-looking statements should not be read as guarantees of future performance or results and will not necessarily be accurate indications of whether or not the times at or by which such performance or results will be achieved. A number of factors could cause actual results to differ, possibly materially, from the results discussed in the forward-looking statements, including, but not limited to:

●	impediments to the REIT’s ability to execute its growth strategies and operations;

●	impediments to the REIT’s ability to execute future acquisitions and dispositions;

●	the impact of changing conditions in the U.S. multifamily housing market;

●	increasing competition in the U.S. multifamily housing market;

●	the effect of fluctuations and cycles in the U.S. real estate market;

●	the marketability and value of the REIT’s portfolio;

●	changes in the attitudes, financial condition and demand of the REIT’s demographic market;

●	fluctuation in interest rates and volatility in financial markets;

●	the impact of U.S. and global tariffs;

●	developments and changes in applicable laws and regulations;

●	the impact of climate change;

●	fluctuations in the economic environment, the environmental, social and governance (ESG) landscape and the employment market (including from the impact of artificial intelligence); and

●	such other factors referred to under the heading “Risk Factors” in this MD&A.

If any risks or uncertainties with respect to the above materialize, or if the opinions, estimates or assumptions underlying the forward-looking information prove incorrect, actual results or future events might vary materially from those anticipated in the forward-looking information. Although management has attempted to identify important risk factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other risk factors not presently known or risk factors that management believes are not material that could also cause actual results or future events to differ materially from those expressed in such forward-looking information.

Certain statements included in this MD&A may be considered “financial outlook” for purposes of applicable Canadian securities laws, including under the heading “2026 Earnings and Same Community Portfolio Guidance” herein. The financial outlook may not be appropriate for purposes other than to understand management’s current expectations relating to the future growth of the REIT as set out in this MD&A. The REIT and management believe that financial outlook has been prepared on a reasonable basis, reflecting management’s best estimates and judgments as of the date of this MD&A. In particular, the REIT’s earnings guidance is supported by the following key assumptions: modest Same Community NOI growth driven by modest rate growth and advancement of select real estate adjacent business services internalization efforts, significant Non Same Community (defined below) NOI growth driven primarily by the lease-up and full year impact of the REIT’s Property Acquisitions (defined below) offset by the Property Dispositions (defined below), and higher net costs of borrowing. Please see below under the heading “2026 Earnings and Same Community Portfolio Guidance” for further details. Please note, such assumptions are inherently subject to significant business, economic, competitive, market, regulatory, and other risks and uncertainties as outlined above, many of which are beyond the REIT’s control. Actual results may differ materially from management’s expectations if any of the assumptions referred to above prove to be inaccurate. The REIT reviews its key assumptions regularly and may change its outlook on a going-forward basis if necessary.

All forward-looking statements and financial outlook are based only on information currently available to the REIT and are made as of the date of this MD&A. Except as expressly required by applicable Canadian securities law, the REIT assumes no obligation to publicly update or revise any forward-looking statement or financial outlook, whether as a result of new information, future events or otherwise. All forward-looking statements and financial outlook in this MD&A are qualified by these cautionary statements.

Accounting Policies

Except for the policy described in the section, “Amendments to IFRS Accounting Standards”, the REIT’s accounting policies are described in the consolidated financial statements for the year ended December 31, 2025. In applying these policies, in certain cases it is necessary to use estimates, which management determines using information available to the REIT at the time. Management reviews key estimates on a quarterly basis to determine their appropriateness and any change to these estimates is applied prospectively in compliance with IFRS Accounting Standards. Significant estimates are made with respect to the fair value of investment properties.

Non-GAAP Measures

In this MD&A, the REIT uses certain non-GAAP financial measures, non-GAAP ratios and certain real estate industry supplementary financial measures to measure, compare and explain the operating results and financial performance of the REIT. These measures are commonly used by entities in the real estate industry as useful metrics for measuring performance and we believe that providing these performance measures on a supplemental basis is helpful to investors in assessing the overall financial performance of the REIT’s business. However, they do not have any standardized meaning prescribed by GAAP and are not necessarily comparable to similar measures presented by other publicly traded entities. These measures should be considered as supplemental in nature and not as a substitute for related financial information prepared in accordance with GAAP. Because non-GAAP financial measures, non-GAAP ratios and supplementary financial measures do not have standardized meanings prescribed under GAAP, securities regulators require that such measures be clearly defined, identified, and reconciled to their nearest GAAP measure. The reconciliations of the non-GAAP financial measures and non-GAAP ratios used in this MD&A to the most directly comparable GAAP measures are provided under “Reconciliation of Non-GAAP Measures”.

3

BSR REAL ESTATE INVESTMENT TRUST

Management’s Discussion and Analysis of Financial Condition and Results of Operations

for the three months ended March 31, 2026

Amounts in thousands of U.S. dollars (except for unit amounts, per unit amounts and as otherwise noted)

Net Operating Income and NOI Margin

Net operating income (“NOI”) is defined as total revenue from properties (i.e. rental revenue and other property income) less property operating expenses, real estate taxes (except for adjustments related to IFRS Interpretations Committee – 21 Levies) and real estate tax refunds. NOI should not be construed as an alternative to net income (loss) determined in accordance with IFRS Accounting Standards. The REIT’s method of calculating NOI may differ from other issuers’ methods and, accordingly, may not be comparable to NOI reported by other issuers.

The REIT regards NOI as an important measure of the income generated from the income producing properties and is used by the REIT in evaluating the performance of the REIT’s properties. It is also a key input in determining the value of the REIT’s properties.

“NOI Margin” is defined as NOI divided by total revenue from properties, as a percentage. Management believes that NOI Margin is a meaningful supplementary measure of operating performance of the REIT’s income producing properties. NOI Margin is an important measure of the percentage of income generated from the income producing properties and is used by the REIT in evaluating the performance of the portfolio.

Same Community and Non-Same Community

“Same Community” results are used by management to evaluate performances of investment properties owned by the REIT during comparative periods. Same Community results are a meaningful measure of operating performance because it allows management to assess rent growth and leasing activity of its portfolio on a same property basis and the impact of capital investments. The REIT calculates Same Community results for revenue, NOI, NOI Margin and certain operating metrics.

Same Community results in this MD&A include the financial and operational results of stabilized properties the REIT has consistently owned throughout both the current and comparative periods, thus excluding the results of any acquisitions, dispositions and non-stabilized properties from the beginning of the comparative period. The properties excluded from Same Community results are collectively referred to as “Non-Same Community” properties. For the periods presented, Non-Same Community properties include the following:

●	Venue Craig Ranch Apartments, Forayna Vintage Park, Botanic Luxury Living, The Ownsby and Aura 35Fifty (collectively, the “Property Acquisitions”)

●	Bluff Creek Apartments, Cielo I, Cielo II, Retreat at Wolf Ranch, Auberry at Twin Creeks, Aura Benbrook, Lakeway Castle Hills, Satori Frisco, Vale Frisco and Wimberly (collectively, the “Property Dispositions”)

Funds from Operations and Adjusted Funds from Operations

In January 2022, the Real Property Association of Canada (“REALPAC”) published a white paper titled “White Paper on Funds from Operations & Adjusted Funds from Operations for IFRS”. The purpose of the white paper is to provide reporting issuers and investors with guidance on the definition of funds from operations (“FFO”) and adjusted funds from operations (“AFFO”) and to help promote more consistent disclosure from reporting issuers. The REIT’s method of calculating FFO and AFFO is substantially in accordance with REALPAC’s recommendations, but may differ from other issuers’ methods and, accordingly, may not be comparable to FFO and AFFO, respectively, reported by other issuers.

The REIT defines FFO as IFRS Accounting Standards consolidated net income or loss adjusted for items such as unrealized changes in the estimated fair value of investment properties, the effect of changes in value of puttable instruments classified as financial liabilities, property taxes accounted for under IFRS Interpretations Committee 21 Levies, transaction costs expensed as a result of the purchase of a property being accounted for as a business combination, changes in the fair value of financial instruments which are economically effective hedges but do not qualify or were not designated for hedge accounting, losses on extinguishment of debt, operational revenue and expenses from right of use assets, transaction costs expensed as a result of property dispositions and restructuring costs. FFO should not be construed as an alternative to net income (loss) or cash flows provided by or used in operating activities determined in accordance with GAAP. The REIT regards FFO as a key measure of operating performance.

The REIT defines AFFO as FFO adjusted for items such as actual maintenance capital expenditures incurred and straight-line rental revenue differences. AFFO should not be construed as an alternative to net income (loss) or cash flows provided by or used in operating activities determined in accordance with IFRS Accounting Standards. The REIT regards AFFO as a key measure of operating performance.

FFO per Unit and AFFO per Unit

“FFO per Unit” is defined as FFO divided by the weighted average Unit count for the period, which is representative of the combined Units, Class B units of BSR Trust (“Class B Units”) and deferred units of the REIT granted to trustees (“Deferred Units”).

“AFFO per Unit” is defined as AFFO divided by the weighted average Unit count for the period, which is representative of the combined Units, Class B Units and Deferred Units.

The REIT regards FFO per Unit and AFFO per Unit as important measures to further evaluate the performance of FFO and AFFO on a per Unit basis in order to normalize for changes driven by unit issuances and therefore better compare the REIT’s performance period to period.

AFFO Payout Ratio

“AFFO Payout Ratio” is defined as total cash distributions of the REIT (including distributions on Class B Units) divided by AFFO. The REIT uses the AFFO Payout Ratio in assessing its distribution paying capacity.

4

BSR REAL ESTATE INVESTMENT TRUST

Management’s Discussion and Analysis of Financial Condition and Results of Operations

for the three months ended March 31, 2026

Amounts in thousands of U.S. dollars (except for unit amounts, per unit amounts and as otherwise noted)

Gross Book Value

“Gross Book Value” means the book value of the total assets of the REIT and its consolidated subsidiaries, as shown on its then most recent consolidated statement of financial position prepared in accordance with IFRS Accounting Standards.

Debt to Gross Book Value Ratio

“Debt to Gross Book Value Ratio” is calculated by dividing total loans and borrowings by Gross Book Value.

EBITDA

Earnings before interest, taxes, depreciation and amortization (“EBITDA”) is defined as consolidated net income (loss) adjusted for finance costs, finance income, fair value adjustments to investment properties, derivatives, other financial liabilities and unit-based compensation, distributions on Class B Units and costs associated with the disposition of investment properties. The REIT uses EBITDA as a supplemental measure to evaluate operating performance.

Liquidity

“Liquidity” is defined as (i) cash and cash equivalents (unrestricted), plus (ii) borrowing capacity available under the Credit Facility. This metric is a useful measure of the REIT’s cash resources and credit available under committed credit facilities.

Net Asset Value and Net Asset Value per Unit

Net Asset Value (“NAV”) is calculated as the sum of the value of Unitholders’ equity and Class B Units as of the balance sheet date. NAV is a useful measure of the overall value of the REIT’s investment properties (net of outstanding debt) as of a point in time and also serves as a measure to depict the overall value driven from the performance of the REIT’s assets.

“NAV per Unit” is calculated by dividing NAV by the number of Units, Class B Units and Deferred Units outstanding as of the balance sheet date. The REIT regards NAV per Unit as an important measure to further evaluate the performance of NAV in order to normalize for changes driven by unit issuances and therefore better compares the REIT’s overall value.

5

BSR REAL ESTATE INVESTMENT TRUST

Management’s Discussion and Analysis of Financial Condition and Results of Operations

for the three months ended March 31, 2026

Amounts in thousands of U.S. dollars (except for unit amounts, per unit amounts and as otherwise noted)

BUSINESS OVERVIEW

The REIT is an internally managed, unincorporated, open-ended real estate investment trust established pursuant to the Declaration of Trust under, and governed by, the laws of the Province of Ontario. A copy of the Declaration of Trust is available on SEDAR+ at www.sedarplus.ca and print copies are available upon request. The REIT primarily owns and operates a portfolio of multifamily real estate properties, with a focus on low rise multifamily communities in select high growth markets across the Sunbelt region of the United States. Additional information about the REIT, including the REIT’s current AIF in respect of the year ended December 31, 2025, can be found on SEDAR+ at www.sedarplus.ca or on the REIT’s website at www.bsrreit.com/investors.

Background of the REIT

Bailey Properties, LLC was a family business with roots dating back to 1956. In 1998, the business concentrated focus on multifamily investing in the Sunbelt region of the United States. To accelerate growth and expand its reach, in 2012, Bailey Properties, LLC combined with Summit Housing Partners to form BSR Trust, LLC, the REIT’s current operating company. Ownership and profit interests in BSR Trust, LLC were held by approximately 400 members (the “Legacy BSR Holders”). Certain of the Legacy BSR Holders are members or affiliates of the Bailey family (the “Bailey Holders”) or are members or affiliates of the Hughes family (the “Hughes Holders”, and together with the Bailey Holders, the “Bailey/Hughes Holders”), who together founded BSR Trust, LLC through the combination of Bailey Properties, LLC and Summit Housing Partners described above. The REIT was established on January 9, 2018 as a real estate investment trust and was formed for the purpose of acquiring and owning multifamily real estate properties and completed its IPO on May 18, 2018. Upon the closing of the IPO, and following certain pre-closing reorganization events involving BSR Trust, LLC, a subsidiary of the REIT merged with and into BSR Trust, resulting in the REIT indirectly acquiring an interest in an initial portfolio of multifamily garden-style residential properties held by BSR Trust, LLC. In connection with the reorganization, all of the issued and outstanding securities of BSR Trust held by the Legacy BSR Holders were exchanged for new Class B Units of BSR Trust.

The Class B Units are economically equivalent to Units and are redeemable by the holder thereof for cash or Units (on a one-for-one basis subject to customary anti-dilution adjustments), as determined by BSR in its sole discretion. However, Class B Units do not carry a voting right with respect to matters put before Unitholders of the REIT for vote. The Class B Units are non-voting as a result of tax considerations applicable to the cross-border REIT structure, and do not give the holders of Class B Units any enhanced economic or voting power at the REIT level relative to voting public Unitholders. Accordingly, the Class B Units do not create a traditional dual-class voting structure of the REIT.

As of March 31, 2026, the Bailey/Hughes Holders together owned 2,909,398 Class B Units and 4,384,191 Units, together representing an approximate 18.8% ownership interest in the REIT (determined as if all Class B Units are redeemed for Units).

The investment guidelines of the REIT are outlined in the Declaration of Trust. As of March 31, 2026, the REIT was in compliance with all investment guidelines and operating policies stipulated in the Declaration of Trust.

Objectives

The objectives of the REIT are to:

●	provide holders of Units (“Unitholders”) with an opportunity to invest in a portfolio of quality multifamily real estate properties located in attractive U.S. markets which have employment and population growth generated from a diverse economy including, but not limited to, industry, government and/or education, with a particular focus on the Sunbelt region (generally considered to stretch across the South Atlantic and Southwest portions of the country and to include the following states: Alabama, Arizona, Arkansas, Florida, Georgia, Kentucky, Louisiana, Maryland, Mississippi, North Carolina, Oklahoma, South Carolina, Tennessee, Texas, Virginia and Washington, D.C. (the “Sunbelt region”);

●	enhance the value of the REIT’s assets and maximize long-term Unit value through active internal asset and property management programs and procedures;

●	expand the asset base of the REIT and increase the REIT’s FFO per Unit, AFFO per Unit and NAV per Unit primarily through acquisitions in attractive growth markets and improvement of its properties using targeted capital expenditures; and

●	provide Unitholders with predictable, sustainable and growing cash distributions.

6

BSR REAL ESTATE INVESTMENT TRUST

Management’s Discussion and Analysis of Financial Condition and Results of Operations

for the three months ended March 31, 2026

Amounts in thousands of U.S. dollars (except for unit amounts, per unit amounts and as otherwise noted)

Growth Strategy

The REIT believes it is well positioned to execute on a balanced growth strategy through both internal and external growth initiatives. The REIT’s organic growth strategy is focused primarily on 1) acquisition lease-up and subsequent stabilization of recently acquired or underperforming properties, 2) the internalization of various real estate adjacent service offerings such as internet service or trash services, 3) value enhancing capital expenditures, and/or 4) ancillary income initiatives.

Externally, the REIT intends to continue to pursue a disciplined on-balance sheet growth strategy when its cost of capital fosters accretive growth, while concurrently taking into consideration the REIT’s current and pro forma leverage positions. When appropriate, external growth will be accomplished through investing in high quality multifamily communities which generally demonstrate similar demographic trends to that of the existing portfolio. In addition, the REIT will continue to opportunistically review its existing portfolio with the goal of rotating capital to maximize total Unitholder returns, by selling non-core properties that no longer meet the REIT’s long-term growth strategy.

Environmental, Social and Governance

At our core, BSR is in the business of serving our residents, employees, stakeholders and communities where we own and operate. The mission of BSR is to provide an exceptional living experience for residents at a community they are proud to call home while creating value for our Unitholders through strength, profitability and growth. BSR conducts business with integrity and strives for the highest ethical standards by always treating partners, team members, residents and vendors with respect, honesty and fairness. We believe that any interaction with our company should be a genuinely positive experience, and we believe in leaving things better than we found them. This ideology has been integral to our success since the roots of the formation of BSR in 1956.

The REIT’s Environmental and Social Responsibility Policy outlines the REIT’s approach to environmental sustainability and social responsibility from a corporate governance perspective as well as the REIT’s commitments to embed these practices into its business model. Additionally, the REIT’s enhanced Diversity Policy (the “Diversity Policy”) reflects the REIT’s commitment toward adding additional members to the REIT’s board of trustees (the “Board”) and senior management team with diversity in business and other professional experience, gender, geography, age, race and ethnicity.

Select highlights of the REIT’s Environmental, Social and Governance initiatives include:

Environmental	Social	Governance
42% of units have been upgraded to smart home technology lowering energy costs by 15-20% in those units	Our furnished “Home Away from Home” apartments have sheltered families in need for over 1,500 nights at BSR properties	The Board maintains oversight of all enterprise risk management initiatives
Investment in smart waste management across all properties	BSR provides its residents access to a credit builder program	Regular contact with a broad base of investors
67% of BSR properties are sub-metered which are on average 38% more efficient than non-sub-metered	To encourage resident health, wellness and quality of life, 100% of BSR’s apartment communities have on-site pools and fitness centers	High quality IT infrastructure and active cybersecurity monitoring and protection initiatives
Electric vehicle charging stations	BSR is committed to providing a diverse and inclusive workforce: our workforce is currently approximately 43% female and 67% racially diverse	Rigorous code of business conduct and ethics and anonymous whistleblower hotline
Low-flow toilets, LED lighting, high efficiency fixtures and Energy Star approved appliances	Earned Best Places to Work in Multifamily 4 years in a row and Best Places to Work in Multifamily for Women 2 years in a row	Excluding the CEO, all members of the Board of Trustees are independent

Management encourages stakeholders to review the full description of the REIT’s Environmental, Social and Governance initiatives which can be found in the 2025 AIF for the year ended December 31, 2025, available on SEDAR+ at www.sedarplus.ca or on the REIT’s website at www.bsrreit.com/investors.

7

BSR REAL ESTATE INVESTMENT TRUST

Management’s Discussion and Analysis of Financial Condition and Results of Operations

for the three months ended March 31, 2026

Amounts in thousands of U.S. dollars (except for unit amounts, per unit amounts and as otherwise noted)

Current Portfolio

As of March 31, 2026, the REIT currently owns 26 multifamily garden-style residential properties consisting of 7,170 apartment units, located in Texas, Oklahoma and Arkansas. With a primary focus on resident experience, our properties include many modern features and amenities such as resort style swimming pools, splash pads, upscale clubhouses, modern fitness centers, dog parks, pet care centers, garages and covered parking, bicycle storage, cinemas, private work pods, conference rooms, business centers, community game rooms, and outdoor barbecue areas.

The following table depicts the percentage of total NOI by Metropolitan Service Area (“MSA”) for the current portfolio of properties within the REIT’s markets of Austin, Dallas, Houston and Other Markets (consisting of Oklahoma City and Little Rock).

MSA	Number of Units	% NOI*
Houston, TX	2,874	40%
Dallas, TX	2,026	32%
Austin, TX	1,317	18%
Other Markets	953	10%
Total Portfolio	7,170	100%

*Current portfolio includes estimated pro forma NOI for Non-Same Community properties.

Recent Developments

On January 9, 2025, the REIT acquired Venue Craig Ranch Apartments, a 277-unit garden-style community in McKinney, TX (Dallas MSA (as defined below)) for a contractual purchase price of $61.0 million. On March 24, 2025, the REIT sold Bluff Creek Apartments, a 316-unit apartment community located in Oklahoma City, OK, for a contractual sale price of $28.3 million. Proceeds from the sale were used for debt repayment, funding of subsequent asset purchases and other general corporate purposes.

On March 31, 2025, the REIT sold three properties (Cielo I, Cielo II and Retreat at Wolf Ranch) comprising 857 apartment units located in Austin, TX for a contractual sale price of $187.0 million. Proceeds from the sale were used for debt repayment, funding of subsequent asset purchases and other general corporate purposes.

On April 30, 2025, the REIT sold six properties (Auberry at Twin Creeks, Aura Benbrook, Lakeway Castle Hills, Satori Frisco, Vale Frisco and Wimberly), comprising 1,844 apartment units located in the Dallas, TX MSA, for a contractual sale price of $431.5 million (the “Contribution Transaction”). Consideration for the Contribution Transaction included (i) $193.0 million in cash and (ii) the exchange and cancellation of 15,000,000 (approximately 75%) of the then outstanding Class B Units. Cash proceeds were utilized for debt repayment, transaction expenses and general corporate purposes.

On May 14, 2025, the REIT acquired Forayna Vintage Park, a 350-unit apartment community in Houston, TX and Botanic Luxury Living, a 288-unit apartment community in Spring, TX (Houston MSA) for an aggregate contractual purchase price of $141.0 million. On August 12, 2025, the REIT acquired The Ownsby, a 368-unit apartment community in Celina, TX (Dallas MSA) for a contractual purchase price of $87.5 million. Unless otherwise noted, existing loans and borrowings were not assumed by the REIT or the purchasers.

8

BSR REAL ESTATE INVESTMENT TRUST

Management’s Discussion and Analysis of Financial Condition and Results of Operations

for the three months ended March 31, 2026

Amounts in thousands of U.S. dollars (except for unit amounts, per unit amounts and as otherwise noted)

INDUSTRY OUTLOOK

Management believes characteristics of and trends in the United States multifamily sector portend an attractive investment opportunity. These trends include, but are not limited to, (i) generally balanced supply and demand fundamentals driven by demographics and declining homeownership rates, (ii) compelling population, demographic and job growth characteristics in the U.S., particularly in the Sunbelt region where the properties are located, (iii) large multifamily transaction volume and external growth opportunities in the U.S., (iv) an absence of rent control policies in the REIT’s markets, (v) regulatory frameworks that tend to be more landlord-friendly and (vi) the development of significant new product and repurposing of older product. Together, these factors suggest that U.S. multifamily assets, and in particular those located in the REIT’s key target markets, may experience stronger cash flow growth and property value appreciation.

Compared to other real estate sectors, the shorter lease durations of the multifamily sector can provide a natural hedge against inflation. Unprecedented demand for housing in 2021, coupled with favourable low cost of financing, drove a wave of development resulting in an increase in new deliveries in the second half of 2023, 2024 and continued in 2025. However, domestic migration continues into the REIT’s primary markets, from the east and west coasts of the United States, and the new supply is anticipated to be absorbed in 2026. At the same time, the pace of new development slowed as interest rates rose in 2023, and the resulting material slowdown in new deliveries is expected to render additional rent growth in 2026 and 2027.

Favourable economic and demographic trends in the United States continue to drive positive fundamentals within the multifamily sector. Key growth drivers in the sector include (i) strong population and employment growth, (ii) depressed homeownership rates, particularly within the middle income demographic, and (iii) steadily increasing household formation. Management believes that these trends, as highlighted in greater detail below, will continue to drive strong multifamily performance and support further growth in the REIT’s target markets.

9

BSR REAL ESTATE INVESTMENT TRUST

Management’s Discussion and Analysis of Financial Condition and Results of Operations

for the three months ended March 31, 2026

Amounts in thousands of U.S. dollars (except for unit amounts, per unit amounts and as otherwise noted)

RESULTS OF OPERATIONS

The following tables summarize selected highlights related to the REIT’s operations and financial performance as of and for the three months ended March 31, 2026 (“Q1 2026”) and March 31, 2025 (“Q1 2025”):

	March 31, 2026	March 31, 2025
Total Portfolio
Number of investment properties	26	29
Total apartment units	7,170	8,008
Average monthly in-place leases	$1,488	$1,503
Weighted average ending occupancy rate	93.2%	93.9%

Same Community
Average monthly in-place leases	$1,429	$1,443
Weighted average ending occupancy rate	94.3%	95.9%
Retention rate	59.8%	56.9%

Change in new lease rates	(5.4% )
Change in renewal rates	2.3%
Change in blended lease rates	(1.0% )

	Q1 2026	Q1 2025
Revenue	$33,823	$43,476
Revenue, Same Community* Properties	$26,288	$26,702
Revenue, Non-Same Community* Properties	$7,535	$16,774
Net income (loss) and comprehensive income (loss)	$23,004	$(40,848)
NOI*	$17,605	$24,030
NOI*, Same Community* Properties	$14,122	$14,815
NOI*, Non-Same Community* Properties	$3,483	$9,215
NOI Margin*	52.1%	55.3%
NOI Margin*, Same Community* Properties	53.7%	55.5%
NOI Margin*, Non-Same Community* Properties	46.2%	54.9%
FFO*	$6,879	$12,433
FFO per Unit*	$0.18	$0.23
AFFO*	$6,564	$11,787
AFFO per Unit*	$0.17	$0.22
AFFO Payout Ratio*	82.8%	63.8%
Weighted average unit count	39,098,938	53,905,295

The following table summarizes the REIT’s capitalization as of March 31, 2026 and December 31, 2025:

	March 31, 2026	December 31, 2025
Weighted average contractual interest rate of all loans and borrowings	4.1%	4.0%
Weighted average debt term of all loans and borrowings (in years)	3.7	3.8
Debt to Gross Book Value*	52.0%	51.2%
NAV per Unit*	$16.72	$16.43

*These measures are not recognized under and do not have standardized meanings prescribed by IFRS Accounting Standards. For definitions, reconciliations and the basis of presentation of the REIT’s non-GAAP measures, refer to the sections “Non-GAAP Measures” and “Reconciliation of Non-GAAP Measures”.

10

BSR REAL ESTATE INVESTMENT TRUST

Management’s Discussion and Analysis of Financial Condition and Results of Operations

for the three months ended March 31, 2026

Amounts in thousands of U.S. dollars (except for unit amounts, per unit amounts and as otherwise noted)

Additional highlights, inclusive of material subsequent events include:

●	Occupancy at The Ownsby, which the REIT acquired in August 2025, increased to 73.1%;

●	For the third year in a row, BSR placed second in the Online Reputation Assessment for publicly traded multifamily REITs published by J Turner Research for 2025. BSR placed first in the subcategories of maintenance and cleanliness;

●	In April 2026, the REIT blended its 3.20% $110.0 million and 2.09% $65.0 million interest rate swaps into a receive-variable based USD – SOFR CME / pay-fixed interest rate swap with a notional value of $175.0 million (effective April 1, 2026) at a fixed rate of 2.98%. The interest rate swap matures on April 1, 2031, subject to the counterparty’s optional early termination dates of July 1, 2027, and annually thereafter to and including July 1, 2030; and

●	Weighted average occupancy for Same Community properties was 94.7% as of April 30, 2026. Additionally, during April 2026, excluding short term leases, Same Community rental rates for new leases and renewals changed (4.6%) and 3.2%, respectively, resulting in a (0.2%) blended change over the prior leases.

Financial Summary for Q1 2026

Given the scale of the REIT’s Property Acquisitions and Property Dispositions, the financial results depicted throughout this document are inherently dissimilar from the comparative period. This is due to the stabilized nature of the Property Dispositions and the overall portfolio concentration and occupancy of the Non-Same Community properties as of March 31, 2026, which includes The Ownsby which is in its initial lease up period and is 73.1% occupied as of March 31, 2026.

As the Property Acquisitions continue to perform through stabilization, comparisons of current performance to prior periods will become more meaningful. However, even once stabilized, there will continue to be some inherent differences when comparing to the prior year results, with the exception of metrics presented on a “per Unit” basis, given that a portion of the Contribution Transaction was recapitalized through the cancellation of 15,000,000 Class B Units.

Total portfolio revenue of $33.8 million for Q1 2026 decreased $9.7 million, or (22.2%), compared to $43.5 million for Q1 2025. The decrease was primarily the result of the Property Dispositions which reduced revenue by $15.2 million and a $0.4 million reduction from Same Community properties (discussed below), partially offset by $6.0 million of revenue generated from the Property Acquisitions. Total revenue resulting from the Property Acquisitions is expected to continue to improve in future periods as the lease-up and operational enhancements continue to progress through stabilization across this pool of assets.

Same Community revenue of $26.3 million for Q1 2026 decreased $0.4 million, or (1.6%), compared to $26.7 million for Q1 2025, primarily due to a decrease in average occupancy to 94.3% as of March 31, 2026 from 95.9% as of March 31, 2025 (which decreased Same Community revenue $0.4 million) and lower average monthly in-place leases of $1,429 as of March 31, 2026 as compared to $1,443 as of March 31, 2025 (which decreased Same Community revenue $0.2 million). These revenue declines were partially offset by an increase in other property income of $0.2 million, driven by an increase in utility reimbursements and the bulk internet initiative.

The following tables summarize the REIT’s occupancy, average monthly rate, and lease rates, by MSA as of March 31, 2026 and 2025.

	March 31, 2026			March 31, 2025
MSA	Number of Units	Avg Rent Per Unit	Occupancy Rate	Number of Units	Avg Rent Per Unit	Occupancy Rate
Austin, TX	1,079	$1,474	94.7%	1,079	$1,544	96.0%
Dallas, TX	1,381	$1,494	94.6%	1,381	$1,493	96.1%
Houston, TX	2,236	$1,521	94.8%	2,236	$1,525	96.3%
Texas	4,696	$1,502	94.7%	4,696	$1,520	96.2%
Other Markets	953	$1,059	92.3%	953	$1,057	94.4%
Total Same Community	5,649	$1,429	94.3%	5,649	$1,443	95.9%
Non-Same Community	1,521	$1,719	89.2%	2,359	$1,658	89.1%
Total Portfolio	7,170	$1,488	93.2%	8,008	$1,503	93.9%

*The figures for Number of Units, Average Rent Per Unit and Occupancy Rate for Non-Same Community are presented for properties owned as of March 31, 2026 and March 31, 2025, respectively.

11

BSR REAL ESTATE INVESTMENT TRUST

Management’s Discussion and Analysis of Financial Condition and Results of Operations

for the three months ended March 31, 2026

Amounts in thousands of U.S. dollars (except for unit amounts, per unit amounts and as otherwise noted)

	Effective New Lease Rate Change for	Effective Renewal Lease Rate Change for	Effective Blended Lease Rate Change for
MSA	Q1 2026	Q1 2026	Q1 2026
Austin, TX	(8.1%)	0.5%	(4.2%)
Dallas, TX	(7.1%)	2.5%	(0.7%)
Houston, TX	(3.8%)	2.7%	(0.2%)
Other Markets	(2.5%)	3.4%	0.8%
Total Same Community	(5.4%)	2.3%	(1.0%)

The rental change rates shown for Q1 2026 are calculated as the average percentage change over the prior lease for new or renewed leases during the quarter, excluding short term leases. The weighted average monthly rent on in-place leases for the Same Community portfolio was $1,429 per apartment unit as of March 31, 2026 compared to $1,443 as of March 31, 2025. During Q1 2026, excluding short term leases, rental rates for new leases and renewals changed 2.3% and (1.0%) respectively, resulting in a (1.0%) blended change over the prior lease rates. As the wave of supply in our core markets continues to be absorbed with minimal new product expected to be added over at least the next 24 months, management believes the general trajectory of blended rate changes should improve in the coming quarters.

The change in net income (loss) and comprehensive income (loss) between Q1 2026 and Q1 2025 is primarily due to non-cash fair value adjustments to derivatives and other financial liabilities and investment properties as well as a reduction in costs of dispositions of investment properties. As such, the net income (loss) and comprehensive income (loss) is not considered comparable period over period.

Total portfolio NOI for Q1 2026 of $17.6 million decreased $6.4 million, or (26.7%), from $24.0 million in Q1 2025. The decrease was the result of the Property Dispositions which reduced NOI by $8.9 million and a $0.7 million reduction from Same Community properties (discussed below), partially offset by a contribution of $3.2 million from Property Acquisitions.

Same Community NOI for Q1 2026 of $14.1 million decreased $0.7 million, or (4.7%), from $14.8 million in Q1 2025 and was attributable to the decrease in revenue as described above of $0.4 million, as well as an increase in utility expenses of $0.2 million and higher overhead costs and administrative expenses of $0.3 million, partially offset by a decrease in property insurance expenses of $0.2 million.

The table below summarizes the REIT’s revenue and NOI results, by MSA, for Q1 2026 and Q1 2025:

					$ Change	$ Change	% Change	% Change
	Q1 2026		Q1 2025		in	in	in	in
MSA	Revenue	NOI *	Revenue	NOI *	Revenue	NOI *	Revenue	NOI *
Austin, TX	$5,301	$2,630	$5,581	$2,929	$(280)	$(299)	(5.0%)	(10.2%)
Dallas, TX	$6,762	$4,063	$6,788	$4,054	$(26)	$9	(0.4%)	0.2%
Houston, TX	$10,976	$5,604	$11,070	$5,919	$(94)	$(315)	(0.8%)	(5.3%)
Texas	$23,039	$12,297	$23,439	$12,902	$(400)	$(605)	(1.7%)	(4.7%)
Other Markets	$3,249	$1,825	$3,263	$1,913	$(14)	$(88)	(0.4%)	(4.6%)
Total Same Community	$26,288	$14,122	$26,702	$14,815	$(414)	$(693)	(1.6%)	(4.7%)
Non-Same Community	$7,535	$3,483	$16,774	$9,215	$(9,239)	$(5,732)	nm	nm
Total Portfolio	$33,823	$17,605	$43,476	$24,030	$(9,653)	$(6,425)	nm	nm

*These measures are not recognized under and do not have standardized meanings prescribed by IFRS Accounting Standards. For definitions, reconciliations and the basis of presentation of the REIT’s non-GAAP measures, refer to sections “Non-GAAP Measures” and “Reconciliation of Non-GAAP Measures”.

12

BSR REAL ESTATE INVESTMENT TRUST

Management’s Discussion and Analysis of Financial Condition and Results of Operations

for the three months ended March 31, 2026

Amounts in thousands of U.S. dollars (except for unit amounts, per unit amounts and as otherwise noted)

FFO in Q1 2026 was $6.9 million, or $0.18 per Unit, compared to $12.4 million, or $0.23 per Unit, for Q1 2025. The decrease was primarily related to the decrease in NOI described above, as well as higher general and administrative expenses of $0.4 million due to legal and professional fees and payroll expenses which were partially offset by lower finance costs of $1.2 million. Finance costs were significantly impacted by the year over year reduction in total loans and borrowings at a slightly higher weighted average interest rate versus the comparative period. The decrease in FFO was amplified during the quarter given the initial lease-up period of The Ownsby and the resultant relative leverage levels of the REIT following the Property Acquisitions and Property Dispositions. These dynamics should normalize throughout 2026 as the new properties continue to perform through stabilization. The reduction in FFO was partially offset on a per Unit basis by the elimination of 15,000,000 Class B Units which were cancelled on April 30, 2025, in conjunction with the Contribution Transaction.

AFFO was $6.6 million, or $0.17 per Unit for Q1 2026 compared to $11.8 million, or $0.22 per Unit, for Q1 2025. The decrease in AFFO was primarily the result of the decrease in FFO, partially offset by the improvement in the straight line rental revenue adjustment related to the recognition of lease-up incentives over the life of the individual leases. In addition, the reduction in AFFO was partially offset on a per Unit basis by the elimination of 15,000,000 Class B Units discussed above.

NAV was $654.4 million, or $16.72 per Unit, as of March 31, 2026 compared to $642.3 million, or $16.43 per Unit, as of December 31, 2025.

2026 Earnings and Same Community Portfolio Guidance

The REIT’s 2026 annual guidance, which has remained unchanged subsequent to its initial presentation, is outlined below for FFO per Unit and AFFO per Unit, as well as year-over-year growth in Same Community revenue, property operating expenses and real estate taxes and NOI.

	Guidance for 2026
Per Unit	Range	Midpoint
Total Portfolio
FFO per Unit	$0.75 to $0.79	$0.77
AFFO per Unit	$0.68 to $0.74	$0.71

Same Community Growth
Total Revenue	0.5% to 1.5%	1.0%
Property Operating Expenses and Real Estate Taxes	1.0% to 2.0%	1.5%
NOI	0.0% to 1.0%	0.5%

Non-GAAP measures above are presented to illustrate alternative relevant measures to assess the REIT’s performance. See “Non-GAAP Measures”. See also “Forward-Looking Statements”, as the figures presented above may be considered “financial outlook” for purposes of applicable Canadian securities laws and may not be appropriate for purposes other than to understand management’s current expectations relating to the future growth of the REIT. Although the REIT believes that its anticipated future results, performance or achievements expressed or implied by the forward-looking statements and information are based upon reasonable assumptions and expectations as noted above and under “Forward-Looking Statements”, the reader should not place undue reliance on forward-looking statements and information. The REIT reviews its key assumptions regularly and may change its outlook on a going-forward basis if necessary.

13

BSR REAL ESTATE INVESTMENT TRUST

Management’s Discussion and Analysis of Financial Condition and Results of Operations

for the three months ended March 31, 2026

Amounts in thousands of U.S. dollars (except for unit amounts, per unit amounts and as otherwise noted)

Selected Quarterly Financial Information

	Q1 2026	Q4 2025	Q3 2025	Q2 2025	Q1 2025	Q4 2024	Q3 2024	Q2 2024
Revenue:
Rental revenue	$29,559	$29,636	$28,976	$29,628	$38,295	$37,046	$37,130	$37,284
Other property income	4,264	4,320	4,118	4,069	5,181	5,119	5,160	4,948
	33,823	33,956	33,094	33,697	43,476	42,165	42,290	42,232
Expenses (Income):
Property operating expenses	10,292	11,172	10,435	10,604	12,607	12,862	13,017	12,066
Real estate taxes	25,421	908	(424)	-	30,461	1,079	3	(1,000)
Real estate tax fair value adjustment under IFRIC 21	(18,893)	5,909	6,509	6,351	(22,420)	6,552	7,332	8,327
Real estate tax refunds	(602)	(49)	(738)	(1,108)	(1,202)	(64)	(317)	(1,267)
General and administrative expenses	2,919	2,930	2,223	2,717	2,544	2,445	2,340	2,503
Fair value adj. to investment properties	(8,568)	6,172	6,510	2,856	74	16,069	(15,161)	30,683
Finance costs from operations	8,951	9,373	9,529	8,758	11,573	10,593	11,305	11,425
Finance income from interest rate derivatives and note receivable	(1,166)	(1,733)	(2,017)	(2,778)	(2,556)	(3,199)	(3,585)	(3,963)
Costs of disposition of investment properties	61	—	284	6,294	5,181	—	—	—
Distributions on Class B Units	672	708	724	1,427	2,822	2,815	2,750	2,617
Depreciation of right-of-use asset	30	10	—	-	33	34	33	34
Fair value adj. to derivatives and other financial liabilities	(7,580)	(117)	(2,582)	21,028	45,272	(45,958)	63,049	19,729
Fair value adj. to unit-based compensation	(718)	949	(233)	27	(65)	(848)	775	283
	10,819	36,232	30,220	56,176	84,324	2,380	81,541	81,437
Net income (loss) and comprehensive income (loss)*	$23,004	$(2,276)	$2,874	$(22,479)	$(40,848)	$39,785	$(39,251)	$(39,205)

*Net income (loss) and comprehensive income (loss) include non-cash adjustments to fair value of investment properties, derivatives and other financial liabilities, and are not considered comparable period over period.

	Q1 2026	Q4 2025	Q3 2025	Q2 2025	Q1 2025	Q4 2024	Q3 2024	Q2 2024
Net income (loss) and comprehensive income (loss)	$23,004	$(2,276)	$2,874	$(22,479)	$(40,848)	$39,785	$(39,251)	$(39,205)
Net income (loss) and comprehensive income (loss) per Unit	$0.59	$(0.06)	$0.07	$(0.51)	$(0.76)	$0.74	$(0.73)	$(0.73)
Adjustments to arrive at FFO
Distributions on Class B Units	672	708	724	1,427	2,822	2,815	2,750	2,617
Fair value adj. to investment properties	(8,568)	6,172	6,510	2,856	74	16,069	(15,161)	30,683
Real estate tax fair value adj. under IFRIC 21	(18,893)	5,909	6,509	6,351	(22,420)	6,552	7,332	8,327
Property tax liability adj., net (IFRIC 21)	18,893	(5,909)	(6,509)	(6,351)	22,420	(6,552)	(7,332)	(8,327)
Fair value adj. to derivatives and other financial liabilities	(7,580)	(117)	(2,582)	21,028	45,272	(45,958)	63,049	19,729
Fair value adj. to unit-based compensation	(718)	949	(233)	27	(65)	(848)	775	283
Costs of disposition of investment properties	61	—	284	6,294	5,181	—	—	—
Principal payments on lease liability	(22)	(7)	—	—	(36)	(36)	(36)	(35)
Depreciation of right-of-use asset	30	10	—	—	33	34	33	34
Funds from Operations ("FFO") *	$6,879	$5,439	$7,577	$9,153	$12,433	$11,861	$12,159	$14,106
FFO per Unit *	$0.18	$0.14	$0.19	$0.21	$0.23	$0.22	$0.23	$0.26
Adjustments to arrive at AFFO
Maintenance capital expenditures	(498)	(1,099)	(895)	(669)	(549)	(933)	(1,067)	(1,401)
Straight line rental revenue differences	183	(26)	(239)	(107)	(97)	(51)	13	8
Adjusted Funds from Operations ("AFFO") *	$6,564	$4,314	$6,443	$8,377	$11,787	$10,877	$11,105	$12,713
AFFO per Unit *	$0.17	$0.11	$0.17	$0.19	$0.22	$0.20	$0.21	$0.24
AFFO Payout Ratio *	82.8%	125.7%	84.1%	73.0%	63.8%	68.9%	65.9%	54.5%
Weighted average unit count	39,098,938	39,042,240	39,023,496	43,951,971	53,905,295	53,805,811	53,789,870	53,838,699
Distributions declared	$5,434	$5,422	$5,416	$6,119	$7,515	$7,498	$7,316	$6,929

*These measures are not recognized under and do not have standardized meanings prescribed by IFRS Accounting Standards. For definitions, reconciliations and the basis of presentation of the REIT’s non-GAAP measures, refer to sections “Non-GAAP Measures” and “Reconciliation of Non-GAAP Measures”.

	Q1 2026	Q4 2025	Q3 2025	Q2 2025	Q1 2025	Q4 2024	Q3 2024	Q2 2024
Net income (loss) and comprehensive income (loss)	$23,004	$(2,276)	$2,874	$(22,479)	$(40,848)	$39,785	$(39,251)	$(39,205)
Adjustments to EBITDA
Finance costs from operations	8,951	9,373	9,529	8,758	11,573	10,593	11,305	11,425
Finance income from interest rate derivatives and note receivable	(1,166)	(1,733)	(2,017)	(2,778)	(2,556)	(3,199)	(3,585)	(3,963)
Depreciation of right-of-use asset	30	10	—	—	33	34	33	34
Fair value adj. to investment properties	(8,568)	6,172	6,510	2,856	74	16,069	(15,161)	30,683
Fair value adj. to derivatives and other financial liabilities	(7,580)	(117)	(2,582)	21,028	45,272	(45,958)	63,049	19,729
Fair value adj. to unit-based compensation	(718)	949	(233)	27	(65)	(848)	775	283
Distributions on Class B Units	672	708	724	1,427	2,822	2,815	2,750	2,617
Costs of disposition of investment properties	61	—	284	6,294	5,181	—	—	—
EBITDA*	$14,686	$13,086	$15,089	$15,133	$21,486	$19,291	$19,915	$21,603

*These measures are not recognized under and do not have standardized meanings prescribed by IFRS Accounting Standards. For definitions, reconciliations and the basis of presentation of the REIT’s non-GAAP measures, refer to sections “Non-GAAP Measures” and “Reconciliation of Non-GAAP Measures”.

14

BSR REAL ESTATE INVESTMENT TRUST

Management’s Discussion and Analysis of Financial Condition and Results of Operations

for the three months ended March 31, 2026

Amounts in thousands of U.S. dollars (except for unit amounts, per unit amounts and as otherwise noted)

Review of Selected Operating Information

The following table highlights selected financial information of the REIT for Q1 2026, compared to Q1 2025. This information has been compiled from the condensed consolidated interim financial statements and notes thereto for the periods then ended.

	Q1 2026	Q1 2025	Change
Revenue:
Rental revenue	$29,559	$38,295	$(8,736)
Other property income	4,264	5,181	(917)
	33,823	43,476	(9,653)
Expenses (Income):
Property operating expenses	10,292	12,607	(2,315)
Real estate taxes	25,421	30,461	(5,040)
Real estate tax fair value adjustment under IFRIC 21	(18,893)	(22,420)	3,527
Real estate tax refunds	(602)	(1,202)	600
General and administrative expenses	2,919	2,544	375
Fair value adj. to investment properties	(8,568)	74	(8,642)
Finance costs from operations	8,951	11,573	(2,622)
Finance income from interest rate derivatives and note receivable	(1,166)	(2,556)	1,390
Costs of disposition of investment properties	61	5,181	(5,120)
Distributions on Class B Units	672	2,822	(2,150)
Depreciation on right-of-use asset	30	33	(3)
Fair value adj. to derivatives and other financial liabilities	(7,580)	45,272	(52,852)
Fair value adj. to unit-based compensation	(718)	(65)	(653)
	10,819	84,324	(73,505)
Net income (loss) and comprehensive income (loss)	$23,004	$(40,848)	$63,852

15

BSR REAL ESTATE INVESTMENT TRUST

Management’s Discussion and Analysis of Financial Condition and Results of Operations

for the three months ended March 31, 2026

Amounts in thousands of U.S. dollars (except for unit amounts, per unit amounts and as otherwise noted)

Revenue

Rental revenue consists of all rental related income earned from the investment properties, including rent earned from residents under lease agreements. Other property income mainly comprises fees associated with moving in or out, such as application fees and cleaning fees, late rental payment fees, renters’ liability insurance, parking fees, utility charges and other fee income from residents under the terms of the lease arrangements.

	Q1 2026	Q1 2025	Change	Change %
Rental revenue	$29,559	$38,295	$(8,736)	(22.8%)
Other property income	4,264	5,181	(917)	(17.7%)
	$33,823	$43,476	$(9,653)	(22.2%)

Rental revenue for Q1 2026 as compared to Q1 2025 decreased $8.7 million, or 22.8%, primarily due to the Property Dispositions which reduced rental revenue by $13.3 million and $0.7 million from Same Community properties, partially offset by the Property Acquisitions which contributed incremental rental revenue of $5.3 million. The lower rental revenue from Same Community properties is primarily due to a decrease in average occupancy to 94.3% as of March 31, 2026 from 95.9% as of March 31, 2025 (which decreased Same Community revenue $0.4 million) and lower average monthly in-place leases of $1,429 as of March 31, 2026 as compared to $1,443 as of March 31, 2025 (which decreased Same Community revenue $0.2 million).

Other property income for Q1 2026 compared to Q1 2025 decreased $0.9 million, or 17.7%, primarily due to the Property Dispositions which reduced other property income by $1.9 million, partially offset by an increase of $0.7 million from the Property Acquisitions and $0.3 million from Same Community properties. This increase in Same Community properties is primarily due to higher utility reimbursements and the initial ramp up of bulk internet programs.

Property operating expenses

Property operating expenses are comprised mainly of payroll, rental, administrative, maintenance and insurance expenses, as well as other costs associated with the management of the investment properties.

	Q1 2026	Q1 2025	Change	Change %
Property operating expenses	$10,292	$12,607	$(2,315)	(18.4%)

The lower property operating expenses for Q1 2026, as compared to Q1 2025, of $2.3 million, or 18.4%, is primarily related to the Property Dispositions which reduced property operating expenses by $4.2 million, partially offset by increases of $1.6 million from the Property Acquisitions and $0.3 million from Same Community properties. The higher property operating expenses from Same Community properties resulted from increases in utility expenses of $0.2 million and higher overhead and administrative expenses of $0.3 million, partially offset by a decrease in property insurance expenses of $0.2 million.

Real estate taxes, real estate tax fair value adjustment under IFRIC 21 and real estate tax refunds

Annual property taxes are recognized when the realty tax obligation is imposed and recorded as real estate taxes.

Real estate tax fair value adjustment under IFRIC 21 results from a pro rata property tax basis adjustment commonly included in property sales prices in the United States, as real estate taxes are recognized when the respective realty tax obligation is imposed for the year. The real estate tax fair value adjustment under IFRIC 21 represents the difference between the presumed pro rata property tax basis adjustment over the period the obligation relates to and the recognition of the realty tax obligation when it is imposed. Effectively, the real estate tax fair value adjustment under IFRIC 21 levels the annual property tax obligation proportionally throughout the year, offsetting the real estate taxes line item which is recorded at a single point in time during the year. The respective real estate taxes and real estate tax fair value adjustment under IFRIC 21 line items can fluctuate period to period depending on the timing of when revised tax assessments are received and tax credits are realized.

16

BSR REAL ESTATE INVESTMENT TRUST

Management’s Discussion and Analysis of Financial Condition and Results of Operations

for the three months ended March 31, 2026

Amounts in thousands of U.S. dollars (except for unit amounts, per unit amounts and as otherwise noted)

While these line items are presented separately on the statement of net income (loss) and comprehensive income (loss), they should be aggregated to practically explain the movement in property taxes for the REIT for the comparative periods, as shown below.

In addition, based on the jurisdictional practices of markets that the REIT operates in (namely in the state of Texas), the REIT typically appeals its annual tax assessments to various taxing authorities. Depending on the outcome of these appeals, the REIT may receive real estate tax refunds related to real estate taxes recognized in a previous year. The receipt of real estate tax refunds is inherently unpredictable such that there can be no guarantee that the REIT will continue to receive these refunds in a future period. Given the inherent fluctuations in this line item, the REIT presents this separately from real estate taxes.

	Q1 2026	Q1 2025	Change	Change %
Real estate taxes	$25,421	$30,461	$(5,040)	(16.5%)
Real estate tax fair value adjustment under IFRIC 21	(18,893)	(22,420)	3,527	(15.7%)
Real estate tax refunds	(602)	(1,202)	600	(49.9%)
	$5,926	$6,839	$(913)	(13.3%)

The decrease in the real estate tax related line items above for Q1 2026, as compared to Q1 2025, of $0.9 million, or 13.3%, is primarily related to the Property Dispositions which reduced real estate taxes by $2.1 million, partially offset by an increase of $1.2 million from Property Acquisitions. This decrease includes a reduction in real estate tax refunds of $0.6 million, primarily attributable to the Property Dispositions.

General and administrative expenses

General and administrative expenses include payroll and benefits for certain REIT employees, professional fees, trustee fees, insurance and other administrative costs.

	Q1 2026	Q1 2025	Change	Change %
General and administrative expenses	$2,919	$2,544	$375	14.7%

The increase in general and administrative expenses for Q1 2026, compared to the prior period, is primarily related to an increase in payroll costs and higher legal and professional fees.

Fair value adjustment to investment properties

In accordance with IFRS Accounting Standards, management has elected to use the fair value model to account for investment properties. Fair value adjustments were determined based on the movement of various parameters, including changes in NOI and capitalization rates.

For Q1 2026, total investment properties increased by $10.4 million primarily due to a fair value gain to investment properties of $8.6 million and additions to investment properties of $1.8 million.

17

BSR REAL ESTATE INVESTMENT TRUST

Management’s Discussion and Analysis of Financial Condition and Results of Operations

for the three months ended March 31, 2026

Amounts in thousands of U.S. dollars (except for unit amounts, per unit amounts and as otherwise noted)

Further information can be found in the “Investment property portfolio” section below.

Finance costs from operations and finance income

Finance costs from operations consist of interest expense on loans and borrowings, amortization of deferred financing costs, amortization of issuance (premium) discounts, interest paid on hedging instruments which are recognized in profit or loss, loss on extinguishment of debt and distributions to tenant in common interests.

Finance income consists of interest income on interest rate derivatives, consisting of interest rate swaps and swaptions, and interest income on a note receivable and other interest-bearing accounts.

While these line items are presented separately on the condensed consolidated interim statement of net income (loss) and comprehensive income (loss), they should be aggregated to practically explain the overall movement in net finance costs for the REIT for the comparative periods, as shown below.

	Q1 2026	Q1 2025	Change	Change %
Finance costs from operations	$8,951	$11,573	$(2,622)	(22.7%)
Finance income from interest rate derivatives and note receivable	(1,166)	(2,556)	1,390	(54.4%)
	$7,785	$9,017	$(1,232)	(13.7%)

The decrease in finance costs from operations, net of finance income, for Q1 2026, as compared to Q1 2025, is primarily attributable to the timing of the Property Acquisitions and the Property Dispositions in 2025 as well as the impact of the rotation of the interest rate derivatives portfolio.

Costs of disposition of investment properties

Costs of disposition of investment properties are the difference between the net sale proceeds and the carrying amount of the investment properties. They represent the costs incurred to sell the assets such as brokerage and other advisory fees, title costs, real estate tax credits, legal and other costs associated with sales and are recognized in the statement of loss and comprehensive loss in the year of the sale.

The REIT incurred costs of disposition of investment properties of $0.1 million and $5.2 million as a result of the Property Dispositions during Q1 2026 and Q1 2025, respectively.

Distributions on Class B Units

Class B Units are designated as financial liabilities and are, in all material aspects, economically equivalent to the Units on a per unit basis.

	Q1 2026	Q1 2025	Change	Change %
Distributions on Class B Units	$672	$2,822	$(2,150)	(76.2%)

Distributions on Class B Units for Q1 2026, compared to Q1 2025, decreased $2.2 million, or 76.2%, due to the cancellation of 15,000,000 Class B Units in connection with the Contribution Transaction.

18

BSR REAL ESTATE INVESTMENT TRUST

Management’s Discussion and Analysis of Financial Condition and Results of Operations

for the three months ended March 31, 2026

Amounts in thousands of U.S. dollars (except for unit amounts, per unit amounts and as otherwise noted)

Fair value adjustment to derivatives and other financial liabilities

Fair value adjustments to derivatives and other financial liabilities consists of fair value adjustments recorded to Class B Units, interest rate derivatives, prepayment embedded derivatives and Unit-based compensation.

Class B Units are measured at fair value with any changes in fair value recorded in profit or loss. The fair value adjustments of Class B Units are calculated using the Unit closing price as of the end of the reporting period. An increase in the Unit closing price over the period results in a fair value loss whereas a decrease in the Unit closing price over the period results in a fair value gain. The fair value adjustment results from the fair value of Class B Units as of the end of the period.

As of March 31, 2026 the REIT is subject to six receive-variable / pay-fixed interest rate derivatives based on various USD – Secured Overnight Financing Rate (“SOFR”) Chicago Mercantile Exchange (“CME”) terms and one interest rate swaption. Subsequent to quarter-end, the REIT entered into a new receive-variable / pay fixed interest rate derivative which replaced two previously existing swaps which were outstanding as of March 31, 2026. These instruments are used to manage interest rate exposure over their respective maturities. The valuation of these instruments was determined using discounted cash flow or mark-to-market analyses based on the contractual terms of the derivatives, including the period to maturity of each instrument, using observable market-based inputs, including interest rate curves and implied volatilities. Changes in fair value are recognized as a fair value adjustment to interest rate derivatives in the condensed consolidated interim financial statements.

Management considers whether a contract contains an embedded derivative at inception of the contract. Derivatives embedded in other financial instruments or other host contracts are treated as separate derivatives when their risks and characteristics are not closely related to those of the host contracts and the host contracts are not measured at fair value through the statements of comprehensive income. Under IFRS 9, Financial Instruments: Recognition and Measurement, certain early redemption options that meet the definition of an embedded derivative are bifurcated from the financial liability and measured at fair value. The fair value of the prepayment embedded derivatives has been determined using a SOFR based interest rate swap options as a proxy.

	Q1 2026	Q1 2025
Fair value adjustment to Class B Units - (gain)/loss	$(7,227)	$41,538
Fair value adjustment to interest rate derivatives - (gain)/loss	(298)	3,639
Fair value adjustment to other liabilities (gain)/loss	—	79
Fair value adjustment to prepayment embedded derivatives - (gain)/loss	(55)	16
Fair value adjustment to derivatives and other financial liabilities - (gain)/loss	$(7,580)	$45,272

For Q1 2026, the REIT recognized a fair value gain on Class B Units of $7.2 million as a result of a decrease in the Unit closing price from $12.55 per Unit as of December 31, 2025 to $11.04 per Unit as of March 31, 2026. For Q1 2025, the REIT recognized a fair value loss on Class B Units of $17.4 million as a result of an increase in the Unit closing price from $12.13 per Unit as of December 31, 2024 to $13.00 per Unit as of March 31, 2025. Additionally, based on contractual commitments of certain Class B Unit holders under the Contribution Transaction as of March 31, 2025, 8,310,620 Class B Units were remeasured at the contractual exchange price of $15.90 per Class B Unit, resulting in a fair value loss of $24.1 million.

For Q1 2026, the REIT recognized a fair value gain on interest rate derivatives of $0.3 million due to current forecasted SOFR rates as of March 31, 2026, as compared to the contractual fixed rates inherent in the derivatives.

For Q1 2026, the REIT recognized a fair value gain on prepayment embedded derivatives of $0.1 million as a result of changes in the proxy SOFR based interest rate swap options as of March 31, 2026.

Net income (loss) and comprehensive income (loss)

	Q1 2026	Q1 2025	Change
Net income (loss) and comprehensive income (loss)	$23,004	$(40,848)	$63,852

Net income (loss) and comprehensive income (loss) for Q1 2026 compared to the net income and comprehensive income for Q1 2025 increased by $63.9 million, primarily due to non-cash fair value adjustments to interest rate derivatives and other financial liabilities and investment properties as well as a decrease in costs of disposition of investment properties. As such, the net income (loss) and comprehensive income (loss) is not considered comparable period over period.

19

BSR REAL ESTATE INVESTMENT TRUST

Management’s Discussion and Analysis of Financial Condition and Results of Operations

for the three months ended March 31, 2026

Amounts in thousands of U.S. dollars (except for unit amounts, per unit amounts and as otherwise noted)

Reconciliation of Non-GAAP Measures

FFO, FFO per Unit, AFFO, AFFO per Unit and AFFO Payout Ratio

Set out below is a reconciliation of unaudited FFO and AFFO for the periods presented:

	Q1 2026	Q1 2025
Net income (loss) and comprehensive income (loss)	$23,004	$(40,848)
Adjustments to arrive at FFO
Distributions on Class B Units	672	2,822
Fair value adjustment to investment properties	(8,568)	74
Real estate tax fair value adjustment under IFRIC 21	(18,893)	(22,420)
Property tax liability adjustment, net (IFRIC 21)	18,893	22,420
Fair value adjustment to derivatives and other financial liabilities	(7,580)	45,272
Fair value adjustment to unit-based compensation	(718)	(65)
Costs of dispositions of investment properties	61	5,181
Principal payments on lease liability	(22)	(36)
Depreciation of right-of-use asset	30	33
FFO	$6,879	$12,433
FFO per Unit	$0.18	$0.23
Adjustments to arrive at AFFO
Maintenance capital expenditures	(498)	(549)
Straight line rental revenue differences	183	(97)
AFFO	$6,564	$11,787
AFFO per Unit	$0.17	$0.22
Distributions declared	$5,434	$7,515
AFFO Payout Ratio	82.8%	63.8%
Weighted average unit count	39,098,938	53,905,295

NOI and NOI Margin

Set out below is a reconciliation of the unaudited NOI and NOI margin for the periods presented:

	Q1 2026	Q1 2025
Total revenue	$33,823	$43,476
Property operating expenses	(10,292)	(12,607)
Real estate taxes	(25,421)	(30,461)
Real estate tax refunds	602	1,202
	(1,288)	1,610
Property tax liability adjustment, net (IFRIC 21)	18,893	22,420
NOI	$17,605	$24,030
NOI margin	52.1%	55.3%

The decrease in NOI margin for Q1 2026, as compared to Q1 2025, is primarily due to the stabilization of the Non-Same Community properties as well as the timing of property tax refunds received versus the comparative period.

20

BSR REAL ESTATE INVESTMENT TRUST

Management’s Discussion and Analysis of Financial Condition and Results of Operations

for the three months ended March 31, 2026

Amounts in thousands of U.S. dollars (except for unit amounts, per unit amounts and as otherwise noted)

NAV and NAV per Unit

Set out below is a reconciliation of the NAV and NAV per Unit as of March 31, 2026, and December 31, 2025:

	March 31, 2026	December 31, 2025
Unitholders’ equity	$601,550	$581,964
Class B Units	52,837	60,375
NAV	$654,387	$642,339
Unit count, as of the end of period	39,141,926	39,100,614
NAV per Unit	$16.72	$16.43

Debt to Gross Book Value

Set out below is a reconciliation of the Debt to Gross Book Value as of March 31, 2026, and December 31, 2025:

	March 31, 2026	December 31, 2025
Loans and borrowings (current portion)	$847	$28,752
Loans and borrowings (non-current portion)	737,140	694,381
Total loans and borrowings	737,987	723,133
Gross Book Value	$1,417,925	$1,412,450
Debt to Gross Book Value	52.0%	51.2%

For a reconciliation of EBITDA to net income (loss) for the periods presented, please see the “Selected Quarterly Financial Information” section herein, which table is hereby expressly incorporated by reference into this section.

LIQUIDITY AND CAPITAL RESOURCES

As of March 31, 2026, the capital structure of the REIT was as follows:

	March 31, 2026	December 31, 2025
Indebtedness
Loans and borrowings (current portion)	$847	$28,752
Loans and borrowings (non-current portion)	737,140	694,381
Class B Units	52,837	60,375
	790,824	783,508
Unitholders' equity
Unitholders' equity	601,550	581,964
Total capitalization	$1,392,374	$1,365,472

Liquidity and capital resources are used to fund capital investments in the investment properties, development and acquisition activities, servicing of debt obligations and distributions to Unitholders. The principal source of liquidity is NOI generated from property operations throughout the year. Business operations are also financed using property-specific mortgages, credit facilities and equity financing.

As of March 31, 2026, the REIT had liquidity of $67.3 million, consisting of cash and cash equivalents of $7.4 million and $59.9 million available on the Credit Facility. The REIT can obtain additional liquidity through adding properties to the borrowing base.

21

BSR REAL ESTATE INVESTMENT TRUST

Management’s Discussion and Analysis of Financial Condition and Results of Operations

for the three months ended March 31, 2026

Amounts in thousands of U.S. dollars (except for unit amounts, per unit amounts and as otherwise noted)

As of March 31, 2026, current liabilities of $78.1 million exceeded current assets of $18.1 million, resulting in working a capital deficit of $60.1 million, which includes Class B Units of $52.8 million. The Class B Units are economically equivalent to Units and are redeemable by the holder thereof for cash or Units (on a one-for-one basis subject to customary anti-dilution adjustments), as determined by BSR in its sole discretion.

The REIT maintains a senior secured revolving credit facility provided by various banks (the “Credit Facility”) with a maximum revolving credit availability of $500.0 million, of which $424.0 million was available as of March 31, 2026. The Credit Facility is secured by twelve borrowing base properties. The Credit Facility matures on December 8, 2029 with a one-year extension option, at the REIT’s election, to extend the maturity to December 8, 2030, subject to the satisfaction of certain conditions. The Credit Facility currently bears interest at SOFR at a selected term of one-month, three-months or six-months plus a contractual margin adjustment based on the duration selected (“Adjusted Term SOFR”), as defined in the Credit Facility, plus 1.30% to 1.90% based on meeting certain leverage ratios as defined in the Credit Facility. Alternatively, the REIT has the ability to borrow using the greatest of (i) lender prime rate, (ii) the Fed Funds rate plus 0.5%, or (iii) 1-month SOFR plus 1.0% (the “Base Rate”) loans plus a rate equal to 0.30% to 0.90%. The balance outstanding on the Credit Facility was $364.1 million as of March 31, 2026 and $321.4 million as of December 31, 2025, at a variable interest rate of 5.3%, respectively.

On March 10, 2026, the REIT placed Vale Luxury onto the Credit Facility as a borrowing base property and refinanced the $27.8 million outstanding mortgage note using the Credit Facility availability.

Mortgage notes as of March 31, 2026 mature at various dates from 2027 through 2056.

As of March 31, 2026, the REIT has six receive-variable / pay-fixed interest rate swaps based on various USD – SOFR CME terms with an aggregate notional value of $522.0 million as well as one interest rate swaption, to manage interest rate exposure with respect to the Credit Facility, as well as other variable rate mortgage notes payable.

As of March 31, 2026, the interest rate derivatives structure of the REIT was as follows:

			Counterparty
			optional		Carrying
	Maturity	Fixed	termination	Notional	value and
	date	rate	date	amount	fair value
Interest rate derivatives, as of March 31, 2026
Receive Fixed Swap at 2.09%*	7/27/2029	2.09%	7/3/2026	$65,000	$250
Receive Fixed Swap at 3.20%*	1/2/2029	3.20%	7/1/2026	110,000	(110)
Receive Fixed Swap at 3.11%	2/1/2030	3.11%	2/1/2027	42,000	(69)
Receive Fixed Swap at 2.88%	7/1/2030	2.88%	7/1/2027	150,000	480
Receive Fixed Swap at 2.25%	7/1/2031	2.25%	2/1/2027	50,000	514
Receive Fixed Swap at 3.10%	7/1/2032	3.10%	1/1/2027	105,000	(150)
				$522,000	$915
Interest rate swaption, as of March 31, 2026
Swaption with underlying swap at 2.75%	9/1/2026	n/a	n/a	n/a	(100)
				$522,000	$815

*On April 8, 2026, the 2.09% $65.0 million interest rate swap and the 3.20% $110.0 million interest rate swap were blended into a 2.98% $175.0 million interest rate swap (see below).

On January 30, 2026, the REIT’s $42.0 million notional value interest rate swap was amended to reduce the fixed interest rate from 3.13% to 3.11% and extend the counterparty’s optional termination date from February 2, 2026, to February 1, 2027. The interest rate swap continues to mature on February 1, 2030.

On January 30, 2026, the REIT entered into a new 3.20% receive-variable based USD - SOFR CME/ pay fixed interest rate swap with a notional value of $110.0 million which had an effective date of January 2, 2026, and matures on January 2, 2029, subject to the counterparty’s optional early termination date of July 1, 2026.

22

BSR REAL ESTATE INVESTMENT TRUST

Management’s Discussion and Analysis of Financial Condition and Results of Operations

for the three months ended March 31, 2026

Amounts in thousands of U.S. dollars (except for unit amounts, per unit amounts and as otherwise noted)

On March 19, 2026, the REIT entered into a swaption at a cash premium received of $0.1 million, exercisable by the counterparty on September 1, 2026. If exercised, the underlying swap would be effective as of September 1, 2026 at a rate of 2.75% with a notional value of $65.0 million, maturing on September 1, 2029. The underlying swap is a receive-variable One Month USD - SOFR CME/ pay fixed interest rate swap.

Subsequent to March 31, 2026, the REIT blended its 3.20% $110.0 million and 2.09% $65.0 million interest rate swaps into a receive-variable based USD – SOFR CME / pay-fixed interest rate swap with a notional value of $175.0 million (effective April 1, 2026) at a fixed rate of 2.98%. The interest rate swap matures on April 1, 2031, subject to the counterparty’s optional early termination dates starting with July 1, 2027, and annually thereafter to and including July 1, 2030.

The REIT funds capital expenditures with cash flows from operations and available borrowing capacity under existing credit facilities.

Subject to market conditions, the REIT may raise funding through equity financing. The REIT believes that its capital structure will provide it with financial flexibility to pursue future growth strategies. However, the REIT’s ability to fund operating expenses, capital expenditures and future debt service requirements will depend on, among other things, future operating performance, which will be affected by general economic, industry, financial and other factors, including the impact of factors beyond the REIT’s control. See “Risk Factors”.

CONTRACTUAL COMMITMENTS

The REIT seeks to maintain a combination of short, medium and long-term debt maturities that are appropriate for the overall debt level of its portfolio, considering the availability of financing and market conditions, and the financial characteristics of each investment property. As of March 31, 2026, the REIT’s mortgage debt and Credit Facility was 100% fixed or economically hedged to fixed rates.

Management administers a portion of its variable-rate loans and borrowings using interest rate derivatives that alter the REIT’s exposure to the impact of changing interest rates. See section “Fair value adjustments to derivatives and other financial liabilities” for more detail. The REIT expects to be able to meet all obligations as they become due using some or all of the following sources of liquidity: cash flow generated from property operations, property-specific mortgages, existing cash and cash equivalents on hand and available borrowing capacity under existing credit facilities.

The following table provides information on the carrying balance and the non-discounted contractual maturities of financial liabilities of the REIT with fixed repayment terms, including estimated interest payments:

								More
	Carrying	Contractual						than
	amount	Cash flows	1 year	2 years	3 years	4 years	5 years	5 years
Loans and borrowings	$737,987	$743,290	$847	$160,878	$146,500	$365,068	$36,727	$33,270
Interest payable	1,972	122,714	34,595	32,184	23,861	15,793	1,215	15,066
Lease liability	1,176	1,176	89	96	106	111	119	655
Interest rate derivatives	429	429	429	—	—	—	—	—
Accrued capital improvements	307	307	307	—	—	—	—	—
Accounts payable and other liabilities	21,667	21,667	21,667	—	—	—	—	—
	$763,538	$889,583	$57,934	$193,158	$170,467	$380,972	$38,061	$48,991

23

BSR REAL ESTATE INVESTMENT TRUST

Management’s Discussion and Analysis of Financial Condition and Results of Operations

for the three months ended March 31, 2026

Amounts in thousands of U.S. dollars (except for unit amounts, per unit amounts and as otherwise noted)

UNITHOLDERS EQUITY AND DISTRIBUTIONS

The REIT has a distribution policy pursuant to which the REIT makes cash distributions to Unitholders and, through BSR Trust, holders of Class B Units (“Class B Unitholders”), on a monthly basis. Pursuant to this distribution policy, distributions are paid to Unitholders and Class B Unitholders of record at the close of business on the last business day of a month on or about the 15th day of the following month. Distributions must be approved by the Board and are subject to change depending on the general economic outlook and financial performance of the REIT. The REIT does not use net income in accordance with IFRS Accounting Standards as the basis to establish the level of distributions as net income includes, among other items, non-cash fair value adjustments related to its property portfolio.

For Q1 2026, the REIT announced total distributions of $0.14 per Unit, resulting in total distributions declared to Unitholders and Class B Unitholders of $5.4 million for the period ($7.4 million for Q1 2025).

The following table provides additional disclosure relating to cash distributions:

	Q1 2026	Q1 2025
Cash (used in) provided by operating activities	$(4,187)	$4,076
Less: Interest paid	(9,415)	(11,011)
Add: Interest received	1,236	2,694
	(12,366)	(4,241)
Less: Distributions paid to Unitholders	(4,767)	(4,567)
Less: Distributions paid to Class B Unitholders	(672)	(2,822)
Deficit of cash provided by operating activities over distributions paid	$(17,805)	$(11,630)

While cash flows provided by operating activities are generally sufficient to cover distribution requirements, the timing of expenses and fluctuations in non-cash working capital may result in a temporary shortfall. For Q1 2026, cash used in operating activities was less than the combined distributions and net interest paid. This is primarily due to the timing of annual property tax payments made of $23.9 million during Q1 2026.

On March 11, 2026, the TSX approved the REIT’s normal course issuer bid (the “2026 NCIB”), pursuant to which the REIT is authorized to purchase for cancellation up to a maximum of 3,148,801 Units, or approximately 10% of the public float, over the 12-month period commencing March 16, 2026 and expiring on March 15, 2027. Purchases under the 2026 NCIB will be made through the facilities of the TSX and/or through alternative Canadian trading systems and in accordance with applicable regulatory requirements at a price per Unit representative of the market price at the time of acquisition. The number of Units that can be purchased pursuant to the NCIB is subject to a current daily maximum of 12,383 (which is equal to 25% of 49,536, being the average daily trading volume from September 1, 2025 to February 28, 2026), subject to the REIT’s ability to make block purchases of Units that exceed such limits. All Units purchased under the NCIB will be cancelled upon their purchase. The REIT intends to fund the purchases out of its available resources.

On March 11, 2026, the REIT filed a short form base shelf prospectus (the “2026 Base Shelf Prospectus”) in reliance on the well-known seasoned issuer regime under Part 9B of National Instrument 44-102 – Shelf Distributions. The 2026 Base Shelf Prospectus is valid for a 37-month period, during which the REIT may offer and issue, from time to time, Units, debt securities (including convertible debt securities), which may consist of debentures, notes or other types of debt and may be issuable in series, warrants exercisable to acquire Units and/or other securities of the REIT, and subscription receipts to purchase Units and/or other securities of the REIT, or any combination thereof, in amounts, at prices and on terms to be determined based on market conditions at the time of the sale and as set forth in an accompanying prospectus supplement to the 2026 Base Shelf Prospectus. The 2026 Base Shelf Prospectus is available on the REIT’s profile on SEDAR+ (at www.sedarplus.ca).

24

BSR REAL ESTATE INVESTMENT TRUST

Management’s Discussion and Analysis of Financial Condition and Results of Operations

for the three months ended March 31, 2026

Amounts in thousands of U.S. dollars (except for unit amounts, per unit amounts and as otherwise noted)

INVESTMENT PROPERTY PORTFOLIO

Investment properties include land and land improvements, building and building improvements, as well as furniture and equipment. Investment properties are measured initially at cost, including transaction costs. Subsequent to initial recognition, investment properties are measured at fair value. Subsequent capital expenditures are added to the carrying value of the investment properties only when it is probable that future economic benefits will flow to the property and the cost can be measured reliably. Management evaluates financial performance of the investment property portfolio by analyzing the performance of the portfolio in a given period.

The investment property portfolio had 26 properties in use, as of March 31, 2026. A reconciliation of the carrying value for investment properties at the beginning and end of the period is set out below:

	Q1 2026	Q1 2025
Investment properties in use, beginning of period	$1,387,428	$1,746,650
Property acquisitions	—	61,064
Property dispositions	—	(215,300)
Additions to investment properties in use	1,837	1,681
Transfer of investment property under development to in use	—	(431,500)
Change in fair value of investment properties	8,568	(74)
	1,397,833	1,162,521
IFRIC 21 fair value adjustment	18,893	22,420
IFRIC 21 real estate tax liability adjustment	(18,893)	(22,420)
Investment properties in use, end of period	$1,397,833	$1,162,521

The REIT uses an internal valuation process to value the investment properties as of March 31, 2026. As part of management’s internal valuation program, the REIT obtains and reviews external valuations performed by independent third party national real estate valuation appraisers for a cross-section of properties that represent different geographical locations across the REIT’s portfolio and updates, as deemed necessary, the valuation models to reflect current market data. The REIT obtains external appraisals on a portion of the portfolio annually, such that the entire portfolio is appraised at least once every three years.

The estimated fair value of each investment property was determined using the direct capitalization income method. The stabilized future cash flows are divided by an overall capitalization rate. The capitalization rates were derived in part from a combination of third-party information and the observation of industry trends (Level 3 inputs). Assumptions used to derive capitalization rates include property age, amenities, renovations, geographic region, capital expenditures assumptions and location.

A significant increase (decrease) in stabilized future cash flows in isolation would result in a significantly higher (lower) fair value. A significant increase (decrease) in capitalization rate estimates in isolation would result in significantly lower (higher) fair value.

The high, low, and overall weighted average capitalization rates are set out below:

	March 31, 2026	December 31, 2025
Capitalization rates
High	7.5%	7.5%
Low	4.3%	4.3%
Weighted average	5.1%	5.1%

25

BSR REAL ESTATE INVESTMENT TRUST

Management’s Discussion and Analysis of Financial Condition and Results of Operations

for the three months ended March 31, 2026

Amounts in thousands of U.S. dollars (except for unit amounts, per unit amounts and as otherwise noted)

CASH FLOWS

The REIT held cash and cash equivalents of $7.4 million as of March 31, 2026. The changes in cash flows for Q1 2026 as compared to Q1 2025 are as follows:

	Q1 2026	Q1 2025
Cash (used in) provided by operating activities	$(4,187)	$4,076
Cash provided by investing activities	3,081	146,810
Cash provided by (used in) financing activities	896	(75,364)
Change in cash and cash equivalents during the period	$(210)	$75,522

Operating activities

Operating activities for Q1 2026 generated a net cash outflow of $4.2 million. This cash flow from operating activities was largely driven by cash outflows from normal business operations (net income adjusted for non-cash items and financing activities, which includes annual payments of property taxes of $23.9 million).

Investing activities

Investing activities for Q1 2026 generated a net cash inflow of $3.1 million. This was primarily driven by cash received from the repayment of the note receivable of $5.2 million, partially offset by additions to investment properties of $2.1 million.

Financing activities

Financing activities for Q1 2026 generated a net cash inflow of $0.9 million. This was primarily driven by $54.5 million in proceeds from the issuance of loans and borrowings and $1.2 million in interest received, partially offset by principal payments of loans and borrowings of $39.9 million, interest paid of $9.4 million and cash distributions paid of $5.4 million.

UNITS OUTSTANDING

The total number of Units, Class B Units and Deferred Units outstanding as of March 31, 2026 and March 31, 2025 are as follows:

	March 31, 2026	March 31, 2025
Units	34,016,769	33,487,790
Class B Units	4,785,935	20,192,693
Deferred Units	339,222	325,970
Total unit count outstanding	39,141,926	54,006,453
Weighted average unit count (three months ended)	39,098,938	53,905,295

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BSR REAL ESTATE INVESTMENT TRUST

Management’s Discussion and Analysis of Financial Condition and Results of Operations

for the three months ended March 31, 2026

Amounts in thousands of U.S. dollars (except for unit amounts, per unit amounts and as otherwise noted)

Under the Declaration of Trust, the REIT is permitted to issue an unlimited number of Units.

Subject to certain limitations, the Class B Units are redeemable at the option of the holder and, therefore, are considered puttable instruments in accordance with International Accounting Standard 32 (“IAS 32”). Upon notice of redemption, BSR Trust may redeem the Class B Units for cash or Units in its sole discretion. Therefore, the Class B Units meet the definition of a financial liability under IAS 32.

Deferred Units are issued to the Board and vest immediately upon grant.

The unit count includes the combined Units, Class B Units and issued Deferred Units, weighted based on the respective ownership dates during the periods.

Additionally, unvested Restricted Units (“RUs”) and unvested Performance Units (“PUs”) issued to the REIT’s management as of March 31, 2026 totaled 93,957 RUs and 309,774 PUs, respectively.

TRANSACTIONS WITH RELATED PARTIES

The condensed consolidated interim financial statements include the following related party transactions:

●	Distributions on Units of $0.7 million were declared to Bailey/Hughes Holders and key management personnel during Q1 2026 ($0.7 million during Q1 2025). Key management personnel of the REIT are people who have the authority and responsibility for planning, directing and controlling the activities of the REIT directly or indirectly.

●	Distributions on Class B Units of $0.4 million were declared to the Bailey/Hughes Holders and key management personnel, during Q1 2026 ($1.9 million during Q1 2025).

●	Compensation expenses include $1.7 million paid to key management personnel during Q1 2026 ($1.2 million during Q1 2025), which includes short-term employee compensation and benefits and unit-based compensation.

●	The REIT leases its Little Rock, Arkansas corporate headquarters from an irrevocable trust controlled by the family of the REIT’s President, Chief Executive Officer and Chief Investment Officer, Dan Oberste, and Board Observer, John S. Bailey. The current lease term expires in December 2035.

CRITICAL ACCOUNTING ESTIMATES AND ASSUMPTIONS

Management makes estimates and assumptions concerning the future. The resulting accounting estimates may differ from actual results. The estimates and assumptions that have a significant risk of causing a material adjustment to the carrying values of assets and liabilities within the next financial period are outlined below.

Investment properties

Investment properties consist of investment properties in use. Properties are determined to be investment properties when they are held either to earn rental income or for capital appreciation or for both, but not for sale in the ordinary course of business. Investment properties include land and land improvements, building and building improvements, as well as furniture and equipment and certain intangibles, such as in-place leases, if any. Investment properties are measured initially at cost, including transaction costs, except for investment properties acquired in a business combination, where such costs are expensed as incurred. Subsequent to initial recognition, investment properties are measured at fair value.

Unrealized gains and losses arising from changes in the fair value of investment properties are included in profit or loss in the period in which they arise. Fair values are primarily determined internally by management using the direct capitalization income method. As part of management’s internal valuation program, the REIT obtains and reviews external valuations performed by independent third party national real estate valuation appraisers for a cross-section of properties that represent different geographical locations across the REIT’s portfolio. On a quarterly basis, the valuation team reviews and updates, as deemed necessary, the valuation models to reflect current market data.

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BSR REAL ESTATE INVESTMENT TRUST

Management’s Discussion and Analysis of Financial Condition and Results of Operations

for the three months ended March 31, 2026

Amounts in thousands of U.S. dollars (except for unit amounts, per unit amounts and as otherwise noted)

Subsequent capital expenditures are added to the carrying value of the investment properties only when it is probable that future economic benefits will flow to the property and the cost can be measured reliably. All repairs and maintenance costs are expensed as incurred.

The REIT uses an internal valuation process to value the investment properties as of March 31, 2026. The fair value of each investment property was determined using the direct capitalization income method. The stabilized future cash flows are divided by an overall capitalization rate. The capitalization rates were derived in part from a combination of third-party information and the observation of industry trends (Level 3 inputs). Assumptions used to derive capitalization rates include property age, amenities, renovations, geographic region and location.

As mentioned above, the REIT engages third party appraisers to prepare valuations on a portion of the portfolio annually, such that the entire portfolio is appraised at least once every three years.

AMENDMENTS TO IFRS ACCOUNTING STANDARDS

IFRS Accounting Standards and amendments issued

On May 30, 2024, the IASB issued narrow-scope amendments to the classification and measurement requirements of IFRS 9 – Financial Instruments (“IFRS 9”). These amendments clarify the timing of recognition and derecognition of financial liabilities and introduce a limited exception for liabilities settled through certain electronic payment systems. The exception applies only to financial liabilities settled electronically and does not extend to other payment methods, such as checks. Companies may elect to apply the exception on a system-by-system basis. IFRS 9 is effective for annual periods beginning on or after January 1, 2026. Under the IFRS 9 amendment, a company is generally required to derecognize a financial liability on the settlement date. However, when a financial liability is settled in cash using an electronic payment system, the amendment permits a company to consider the financial liability to be discharged before the settlement date if all of the following conditions are met: (i) the payment instruction has been initiated and cannot be practically withdrawn, stopped, or canceled; (ii) the payment instruction results in the company no longer having practical access to the cash intended for settlement; and (iii) the settlement risk associated with the electronic payment system is insignificant. The REIT adopted IFRS 9 prospectively beginning on January 1, 2026. The effect of initially applying these amendments has been reflected as an adjustment in the amount of $1.2 million to the opening balance of Cash and Cash Equivalents.

IFRS Accounting Standards and amendments issued but not yet effective

On April 9, 2024, the IASB issued IFRS 18 – Presentation and Disclosure in Financial Statements (“IFRS 18”), that will replace IAS 1 – Presentation of Financial Statements. IFRS 18 introduces new requirements to increase comparability of similar entities, especially related to how operating profit and loss is defined. IFRS 18 is effective for annual periods beginning on or after January 1, 2027. Earlier adoption is permitted.

IFRS 18 introduces a defined structure for the statement of profit or loss that is composed of categories and required subtotals into one of five categories: (i) operating, (ii) investing, (iii) financing, (iv) income taxes, and (v) discontinued operations. Management-defined performance measures (“MPMs”) will be required to be disclosed in a single note in the financial statements. In addition, all entities will be required to use the operating profit subtotal as the starting point for the statement of cash flows when presenting operating cash flows under the indirect method.

The REIT is still in the process of assessing the impact of the new standard but expects the adoption to have a significant impact with respect to the structure of the REIT’s statement of net income (loss) and comprehensive income (loss), the statement of cash flow and any additional disclosures required for MPMs. The REIT intends to adopt IFRS 18 in its consolidated financial statements beginning on January 1, 2027.

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BSR REAL ESTATE INVESTMENT TRUST

Management’s Discussion and Analysis of Financial Condition and Results of Operations

for the three months ended March 31, 2026

Amounts in thousands of U.S. dollars (except for unit amounts, per unit amounts and as otherwise noted)

DISCLOSURE CONTROLS AND INTERNAL CONTROLS OVER FINANCIAL REPORTING

Management, including the Chief Executive Officer and Chief Financial Officer, does not expect that the disclosure controls or internal controls over financial reporting of the REIT will prevent or detect all errors and all fraud or will be effective under all potential future conditions. A control system is subject to inherent limitations and, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the control system’s objectives will be met.

Further, the design of a control system must reflect that there are resource constraints, and the benefits of controls must be considered relative to their costs. Inherent limitations include the realities that judgments in decision making can be faulty, and that breakdowns can occur because of simple errors or mistakes. Controls can also be circumvented by individual acts of some persons, by collusion of two or more people or by management override of the controls. Due to the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected. The design of any control system is also based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential conditions. Projections of any evaluations of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

The Chief Executive Officer and the Chief Financial Officer have evaluated, or caused an evaluation under their direct supervision of, the design of disclosure controls and procedures and internal controls over financial reporting (as defined in NI 52-109) as of March 31, 2026. In making this assessment, the Chief Executive Officer and the Chief Financial Officer used the criteria set forth by the Committee of Sponsoring Organizations (COSO) of the Treadway Commission in Internal Control – Integrated Framework (2013). Based on this evaluation, the REIT has concluded that it has a) designed disclosure controls and procedures to provide reasonable assurance that (i) material information relating to the REIT is made known to the Chief Executive Officer and the Chief Financial Officer by others, particularly during the period in which the interim filings are being prepared and (ii) information required to be disclosed by the REIT in its various reports filed or submitted under securities legislation is recorded, processed, summarized and reported within time periods specified in securities legislation; and b) designed internal controls over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS.

There have been no changes in the internal controls over financial reporting of the REIT during the period of this MD&A that have materially affected, or are reasonably likely to materially affect, the REIT’s internal controls over financial reporting.

FINANCIAL RISK MANAGEMENT

The REIT’s activities expose it to credit risk, market risk and liquidity risk. Risk management is carried out by the Chief Financial Officer under policies approved by senior executive management. The REIT faces a variety of significant and diverse risks, many of which are inherent in the business conducted by the REIT, BSR Trust and the residents of the properties. The disclosure in this MD&A is subject to the risk factors outlined below.

Liquidity risk is the risk that the REIT will encounter difficulty in meeting obligations associated with the maturity of financial obligations. The REIT’s liquidity is subject to macroeconomic, financial, competitive and other factors that are beyond the REIT’s control.

Liquidity risk is managed through cash flow forecasting. Management monitors forecasts of the REIT’s liquidity requirements to ensure it has sufficient cash to meet operational needs through maintaining sufficient cash and/or availability on the undrawn Credit Facility and the Line of Credit and ensuring that it meets its financial covenants related to debt agreements. Such forecasting involves a significant degree of judgment, takes into consideration current and projected macroeconomic conditions, the REIT’s cash collection efforts, debt financing plans, and covenant compliance required under the terms of debt agreements. There is a risk that such liquidity forecasts may not be achieved and that currently available debt financing may no longer be available to the REIT at terms and conditions that are favorable to the REIT, or at all.

29

BSR REAL ESTATE INVESTMENT TRUST

Management’s Discussion and Analysis of Financial Condition and Results of Operations

for the three months ended March 31, 2026

Amounts in thousands of U.S. dollars (except for unit amounts, per unit amounts and as otherwise noted)

RISK FACTORS

The REIT faces a variety of significant and diverse risks, many of which are inherent in the business conducted by the REIT. The AIF contains a detailed summary of risk factors pertaining to the REIT and its business under the heading “Risk Factors”, which section is hereby incorporated herein by reference. The disclosures in this MD&A are subject to the risk factors outlined in the AIF. Other risks and uncertainties that the REIT does not presently consider to be material, or of which the REIT is not presently aware, may become important factors that affect the REIT’s future financial condition and results of operations. The occurrence of any of the risks discussed in the AIF could materially and adversely affect the business, prospects, financial condition, results of operations, cash flow or the ability of the REIT to make cash distributions to Unitholders and Class B Unitholders or the value of the Units.

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